UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
20 March 2026

Transaction in Own Shares

NatWest Group plc (the 'Company') announces that, over the past week, it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
16 March 2026	246,338	576.0000	563.80	571.5535	LSE
16 March 2026	102,806	576.0000	564.00	571.1335	CHIX
16 March 2026	28,626	576.0000	565.80	572.6151	BATE
17 March 2026	219,908	584.0000	573.40	580.9265	LSE
17 March 2026	87,016	584.0000	573.00	580.9259	CHIX
17 March 2026	23,000	584.0000	577.00	582.1434	BATE
18 March 2026	494,399	588.2000	577.20	580.9775	LSE
18 March 2026	198,989	588.4000	577.40	580.9478	CHIX
18 March 2026	12,153	588.4000	578.20	582.4300	BATE
19 March 2026	2,586,769	550.2000	527.20	534.5428	LSE
19 March 2026	857,389	548.8000	527.40	533.3400	CHIX
19 March 2026	336,235	547.2000	527.80	530.9838	BATE
20 March 2026	551,339	538.0000	524.60	528.9651	LSE
20 March 2026	203,460	538.0000	524.40	529.1300	CHIX
20 March 2026	109,791	538.0000	524.80	528.9987	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2026, as announced on 16 February 2026.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 195,259,709 Ordinary Shares in treasury and have 7,984,112,669 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor
Relations
+ 44 (0)207 672 1758

Media
Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:

In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme relating to the Transactions is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/5589X_1-2026-3-20.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	20 March 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary